UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 3

ReachLocal, Inc.

(Name of Subject Company)

ReachLocal, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $.00001 per share

(Title of Class of Securities)

75525F104

(CUSIP Number of Class of Securities)

Sharon T. Rowlands

Chief Executive Officer

ReachLocal, Inc.

21700 Oxnard Street, Suite 1600

Woodland Hills, California 91367

(818) 274-0260

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Christopher L. Kaufman, Esq.

Bradley A. Helms, Esq.

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, California 90071-1560

(213) 485-1234

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements Items 4 and 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by ReachLocal, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on July 14, 2016 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Raptor Merger Sub., Inc. (“Purchaser”), a wholly owned subsidiary of Gannett Co., Inc. (“Parent”), to purchase all of the Company’s outstanding common stock, par value of $.00001 per share (the “Company Shares”), for $4.60 per Company Share, net to the seller thereof in cash, less any required withholding taxes and without interest.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.  This Amendment No. 3 is being filed to reflect certain updates to the Schedule 14D-9 as reflected below.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 (“Item 4”) is amended and supplemented by adding the following after the first sentence of the fifth paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” on page 13 of the Schedule 14D-9:

“The Company Board determined that the Strategy Committee should be comprised of Mr. Geiger based on his position as Chairman of the Company Board and his experience with exploring strategic alternatives as the CEO of CBeyond, Inc., Mr. Salzman as a long-term Company Board member and the person controlling the Corporation’s largest stockholder and Mr. Thompson based on his past experience with strategic alternatives decisions.”

Item 4 is further amended and supplemented by adding the following after the last sentence of the third full paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” on page 16 of the Schedule 14D-9:

“In the following weeks, Citi contacted the Company Board’s suggested potential strategic transaction partners and reported on the details of its discussions with all potential strategic transaction partners at a March 2, 2016 meeting of the Strategic Committee.”

Item 4 is further amended and supplemented by replacing the fourth paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” on page 17 of the Schedule 14D-9 with the following:

“In March and April 2016, the Company gave management presentations, which included the long-range financial forecast for 2017 and 2018, to the seven potential strategic transaction partners that had executed confidentiality agreements with the Company.”

Item 4 is further amended and supplemented by adding the following after the fourth sentence of the fifth paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” on page 17 of the Schedule 14D-9:

“At that time, there were no discussions with the six potential strategic transaction partners regarding management’s employment due to the Management Neutrality Policy, which required management to refrain from any discussion of management compensation or incentives until the basic economics of a potential transaction were established.”

Item 4 is further amended and supplemented by replacing the last sentence of the paragraph beginning on page 17 and ending on page 18 of the Schedule 14D-9 under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” with the following:

“Following the discussion, the Company Board approved the distribution of such materials to all remaining interested potential strategic transaction partners.”

Item 4 is further amended and supplemented by adding after the first full paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” on page 17 of the Schedule 14D-9 the following paragraph:

“Of the potential strategic transaction partners that did not submit an initial indication of interest, one party indicated to Citi representatives that it was not interested in further pursuing a strategic transaction with the Company because of such party’s overlap with the Company’s existing business and financial restrictions on the party’s ability to evaluate other opportunities if it were to pursue a transaction with the Company.  Another party indicated to Citi representatives that it was not interested in further pursuing a strategic transaction with the Company because it believed that the Company’s market price was reflective of risks that such party saw in the Company’s business and there would be a mismatch between the Company’s value expectations and what the party was willing to pay.”

Item 4 is further amended and supplemented by replacing the first sentence of the paragraph beginning on page 20 and ending on page 21 of the Schedule 14D-9 under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” with the following:

“Representatives of Citi reviewed Company C’s reverse merger transaction in which stockholders of the Company would receive securities representing ownership of 10% of the combined company and also provided a high-level discussion of Company C’s financial advisor’s analysis.”

Item 4 is further amended and supplemented by adding the following before the last sentence of the paragraph beginning on page 20 and ending on page 21 of the Schedule 14D-9 under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer”:

“In arriving at its preliminary assessment of value, Citi applied a one year forward Adjusted EBITDA multiple range of 4.0x — 6.0x to 2017E pro forma Adjusted EBITDA. It was Citi’s view, in the exercise of its professional judgment and expertise, that companies with similar business models and similar financial profiles to the pro forma combined business would command a forward EBITDA multiple of 4.0x — 6.0x. The financial advisor to Company C applied a pro forma firm value to 2016E EBITDA multiple range of 7.0x — 9.0x, which as noted above, was significantly greater than the multiple at which it valued the Company. The differing valuation assessments provided by Citi and Company A’s financial advisor largely resulted from the application of different multiples to Adjusted EBITDA metrics as described in the two preceding sentences.  In arriving at its valuation range of 4.0x — 6.0x to 2017E pro forma Adjusted EBITDA, Citi noted that Company C had similar revenue growth and adjusted EBITDA margins as the Company and that it was Citi’s view, in the exercise of its professional judgment and expertise, that the pro forma combined business would likely trade at a higher multiple than the Company’s current one year forward firm value / Adjusted EBITDA multiple, but less than the multiple implied by a 2016E EBITDA multiple range of 7.0x — 9.0x. Citi also noted that Company C is a privately-held company and that approximately 90% of the revenue of the pro forma combined business would be generated by Company C’s operations.  As a result, both Citi and Company A’s financial advisor’s view of the appropriate multiple of Adjusted EBITDA metrics on which to value the pro forma combined business was subject to the exercise of each of Citi and Company A’s financial advisor’s professional judgment and expertise.”

Item 4 is further amended and supplemented by adding the following after the last sentence of the second full paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” on page 23 of the Schedule 14D-9:

“On or about June 6, 2016 and as directed by the Company Board, a Company director contacted a high-ranking executive associated with Company C and encouraged Company C to increase its offer.  No other matters were discussed.”

Item 4 is further amended and supplemented by adding the following immediately before the last sentence of the first full paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” on page 24 of the Schedule 14D-9:

“Other than such report regarding recent communications with Company C, no details regarding the Company C proposal were discussed at the meeting.”

Item 4 is further amended and supplemented by replacing the first sentence of the first full paragraph on page 25 of the Schedule 14D-9 under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” with the following sentence:

“Members of management provided to the Company Board a long-range extrapolation of the Company’s financial forecast for the years 2019 through 2021, which included a terminal year, that Citi had requested the Company prepare for use in connection with any fairness opinion, if appropriate, which Citi would render with respect to a strategic transaction.”

Item 4 is further amended and supplemented by replacing the second sentence of the third paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” on page 26 of the Schedule 14D-9 with the following:

“The Company Board noted that Company A was not forthcoming with a better proposal than its round two proposal, despite previous attempts to encourage Company A to do so by Citi and Mr. Landsbaum, and therefore the Company Board decided not to further pursue Company A as a potential strategic transaction partner.”

Item 4 is further amended and supplemented by adding the following before the last sentence of the paragraph beginning on page 27 and ending on page 28 of the Schedule 14D-9 under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer”:

“For the 15 companies reviewed by Citi, the NTM Cash Cushion (as previously defined) included a low of $36 million, a median of $90 million and a high of $814 million. This compares to a NTM Cash Cushion of the Company of ($12) million.”

Item 4 is further amended and supplemented by adding the following text after the last sentence of the first full paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” on page 28 of the Schedule 14D-9:

“Set forth below is a listing of the SMB and ad-tech companies reviewed:

SMB Companies:

•                  Yelp Inc.;

•                  GoDaddy Inc.;

•                  Angie’s List, Inc.;

•                  Web.com Group, Inc.;

•                  Endurance International Group Holdings, Inc.;

•                  ChannelAdvisor Corporation;

•                  Marchex, Inc.; and

•                  Wix.com Ltd.

Ad-Tech companies:

•                  Tremor Video, Inc.;

•                  Criteo SA;

•                  The Rubicon Project, Inc.;

•                  YuMe, Inc.;

•                  MaxPoint Interactive, Inc.;

•                  Marin Software Incorporated; and

•                  TubeMogul, Inc.”

Item 4 is further amended and supplemented by adding the following text and table after the last sentence of the second full paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” on page 28 of the Schedule 14D-9:

Set forth below is a listing of the SMB and ad-tech transactions that were reviewed.

Date	Target	Acquiror
11/02/15	Constant Contact, Inc.	Endurance International Group Holdings, Inc.
02/11/16	Yodle Inc.	Web.com Group, Inc.
09/03/15	Millenial Media, Inc.	AOL, Inc.
08/05/14	[x+1], Inc.	RocketFuel, Inc.
09/23/14	Nexage, Inc.	Millenial Media, Inc.
08/13/13	Jump Tap Inc.	Millenial Media, Inc.
08/03/13	Network Solutions	Web.com Group, Inc.
03/31/15	Chango, Inc.	The Rubicon Project, Inc.
02/20/13	Metaresolver	Millenial Media, Inc.
10/24/12	Qype GMBH	Yelp Inc.

Item 4 is further amended and supplemented by adding the following paragraph after the fourth full paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” on page 30 of the Schedule 14D-9:

“Seven of the confidentiality agreements entered into by the Company described in this Schedule 14D-9 provided for, among other things, a standstill covenant that survived the announcement of the Merger.  The standstill covenants contained customary terms, which prohibited the counterparties for a period of time specified in the applicable agreement from, among other matters, making unsolicited offers to acquire the Company or its securities, by merger or otherwise, or commencing a proxy solicitation to vote the Company’s securities.  All of these standstill covenants contained a provision prohibiting the party from requesting the Company waive the standstill.  Four of these standstill covenants contained a carve-out, which allowed counterparties to make confidential proposals to the Company Board.  Three of the standstill covenants did not include a carve-out, and the Company Board waived those standstill covenants on July 29, 2016 in order to make them consistent with the other four and thereby permit those additional three counterparties to also make confidential proposals to the Company Board.”

Item 4 is further amended and supplemented by replacing the second sentence of the paragraph beginning on page 37 of the Schedule 14D-9 under the heading “Background and Reasons for the Company Board’s Recommendation—Opinion of Citi, Financial Advisor to the Company—Illustrative Discounted Cash Flow Analysis” with the following:

“For the purposes of deriving unlevered free cash flows and terminal value, Citi utilized one set of estimates prepared by the Company’s management as well as three sensitivity cases, as more fully described below.”

Item 4 is further amended and supplemented by replacing the third full paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Opinion of Citi, Financial Advisor to the Company—Illustrative Discounted Cash Flow Analysis” on page 38 of the Schedule 14D-9 with the following paragraph:

“In addition, Citi estimated the net present value of the Company’s net operating losses (“NOLs”) as of June 30, 2016 by calculating the illustrative unlevered free cash flow impact from the utilization of the Company’s NOLs to offset the taxes paid each year. Based on the Company’s existing Federal NOL balance, and assuming no limitation to the utilization of NOLs, the net present value of the Company’s NOLs was estimated to be $7 million to $8 million assuming a marginal tax rate of 37.5%, as provided by the Company, and a cost of equity range from 16.6% to 18.1%, which were selected upon the application of Citi’s professional judgment and experience to reflect estimates of the Company’s cost of equity. Citi applied estimated cost of equity rates to discount the NOL amounts in order to reflect the value of NOLs attributable to equity holders. Citi also noted that the Company’s weighted average cost of capital is higher than the Company’s cost of equity due to the Company having a net cash position, as opposed to a net debt position. The results are shown below:”

Item 4 is further amended and supplemented by adding the following after the last sentence of the last full paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Opinion of Citi, Financial Advisor to the Company—Illustrative Discounted Cash Flow Analysis” on page 38 of the Schedule 14D-9:

“Citi reviewed the sensitivity cases in order to provide the Company Board with illustrative alternative potential outcomes should the Company be unable to meet the revenue growth and expanded Adjusted EBITDA margins contemplated by the Forecasts, which the Company had not been able to meet historically.”

Item 4 is further amended and supplemented by adding the following after the table under the heading “Background and Reasons for the Company Board’s Recommendation—Opinion of Citi, Financial Advisor to the Company—Illustrative Discounted Cash Flow Analysis” on page 39 of the Schedule 14D-9:

“With respect to the management summary above, Citi noted that the implied NTM exit terminal EBITDA multiples ranged from 1.9x to 2.6x.”

Item 4 is further amended and supplemented by adding the following after the second bullet point under the heading “Background and Reasons for the Company Board’s Recommendation—Opinion of Citi, Financial Advisor to the Company—Other Information” on page 39 of the Schedule 14D-9:

•                  “Fully Diluted Shares.  Citi noted that the calculation of fully diluted shares was based on information provided by management of the Company and assumes 30.09 million shares of common stock outstanding, 0.18 million restricted stock units, 7.94 million options outstanding and 0.30 million shares underlying warrants as of June 20, 2016.  In calculating fully diluted shares, the treasury stock method was employed.

•                  Equity and Firm Value.  Citi noted that, at the $4.60 price contemplated by the Offer, equity value was calculated to be $150 million and firm value was calculated to be $156 million. At the last closing price of $1.60 per share on June 24, 2016, the last trading day prior to the announcement of the Offer, equity value was calculated to be $49 million and firm value was calculated to be $55 million.”

Item 4 is further amended and supplemented by adding the following after the third sentence of the fifth paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Opinion of Citi, Financial Advisor to the Company—General” on page 40 of the Schedule 14D-9:

“In the two years prior to the date of the Merger Agreement, other than as described in the two immediately preceding sentences, Citi did not provide any financial advisory or other services to the Company.”

Item 4 is further amended and supplemented by adding the following after last sentence of the fourth paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Certain Projections” on page 41 of the Schedule 14D-9:

“In connection with the 2019-2021 Forecast Extrapolation, the Company’s management also prepared and provided to Citi for use by Citi in its financial review of the Company a terminal year estimate which was calculated assuming perpetuity growth rates ranging from 1.0% to 3.0%.”

Item 4 is further amended and supplemented by adding a column to the table under the heading “Background and Reasons for the Company Board’s Recommendation—Certain Projections” on page 43 of the Schedule 14D-9 as follows:

Terminal Year
Total Revenue	$475
Total Gross Profit	N/A
Total Operating Expenses	N/A
Adjusted EBITDA	$57
Less Depreciation and Amortization	12
Less Stock-Based Compensation	15
Operating Income	$30
Less Taxes	11
Plus Change in Net Working Capital	1
Less Capital Expenditures	12
Plus Depreciation and Amortization	12
Unlevered Free Cash Flow	$20

Item 4 is further amended and supplemented by adding the following immediately after the table and footnote under the heading “Background and Reasons for the Company Board’s Recommendation—Certain Projections” on page 43 of the Schedule 14D-9:

“In addition to providing financial measures determined in accordance with GAAP, the Forecasts include calculations of Adjusted EBITDA and Unlevered Free Cash Flow, each of which is a non-GAAP financial measure.  For purposes of the Forecasts, (i) Adjusted EBITDA is calculated as operating income plus depreciation and amortization, and plus stock-based compensation, and (ii) Unlevered Free Cash Flow is calculated as operating income, less taxes, plus change in net working capital, less capital expenditures, and plus depreciation and amortization.

The Company included these non-GAAP financial measures in the Forecasts and provided them to the Company Board, its advisors and potential strategic transaction partners in order to facilitate these parties’ overall understanding of the Company’s potential financial performance and future prospects.  When viewed together with historical GAAP and non-GAAP financial data, related reconciliations, and estimated GAAP financial data also included in the Forecasts, these estimated non-GAAP financial measures are intended to provide a more complete understanding of the estimated results of operations and the factors and trends affecting the Company’s business.  These non-GAAP financial measures are not in accordance with, or a substitute for, financial measures determined under GAAP, and may be different from or inconsistent with similarly labeled non-GAAP financial measures used by other companies.  Accordingly, Adjusted EBITDA and Unlevered Free Cash Flow should be considered as a supplement to, not a substitute for, or superior to, corresponding GAAP measures.

Reconciliations of each of Adjusted EBITDA and Unlevered Free Cash Flow to operating income are provided below:

Reconciliation — Adjusted EBITDA

	FY 2016		FY 2017	FY 2018	FY 2019	FY 2020	FY 2021	Terminal Year
Operating Income	$(11)		$0	$12	$19	$24	$27	$30
Plus Depreciation and Amortization	18		16	14	12	12	12	12
Plus Stock-Based Compensation	10		10	10	11	13	15	15
Adjusted EBITDA	$17	(1)	$27	$36	$42	$49	$54	$57

(1)                                 References in this Schedule 14D-9 to the Company’s estimated 2016 Adjusted EBITDA also refer to this amount. References to Adjusted EBITDA margin in this Schedule 14D-9 similarly refer to this amount; specifically, the ratio, expressed as a percentage, of estimated Adjusted EBITDA to estimated Total Revenue for fiscal year 2016 as set forth in the Forecasts.

Reconciliation — Unlevered Free Cash Flow

	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021	Terminal Year
Operating Income	$(11)	$0	$12	$19	$24	$27	$30
Less Taxes	0	0	5	7	9	10	11
Plus Change in Net Working Capital	(6)	4	6	5	3	2	1
Less Capital Expenditures	10	6	7	8	10	11	12
Plus Depreciation and Amortization	18	16	14	12	12	12	12
Unlevered Free Cash Flow(1)	$(9)	$15	$20	$20	$21	$20	$20

(1)                                 Unlevered Free Cash Flow is a non-GAAP liquidity measure, and therefore is typically reconciled to GAAP cash flows from operations.  However, the Forecasts did not include a projected GAAP cash flow statement.  Rather, the Forecasts were comprised of a limited set of projected financial measures that were prepared in a format intended to be useful to the Company Board, its advisors and potential strategic transaction partners.  Forecasted Unlevered Free Cash Flow was derived from Operating Income in the manner set forth above.  Accordingly, Unlevered Free Cash Flow, which is a liquidity measure, is reconciled here to Operating Income, which is a financial performance measure.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the first paragraph under the heading “Additional Information—Certain Litigation”:

“On July 27, 2016, a putative class action lawsuit challenging the Merger was filed in the Superior Court of the State of California, County of Los Angeles. This lawsuit, Casey v. Rowlands, et al. (Case No. BC 628508), names as defendants the Company and certain individual members of the Company Board. The complaint alleges breaches of fiduciary duty by the individual members of the Company Board in connection with the Merger Agreement by allegedly failing to properly value the Company, allegedly agreeing to unreasonable deal protection provisions, and allegedly failing to make adequate disclosures regarding the Merger, among other actions. The plaintiffs generally seek equitable and injunctive relief, including an order enjoining the defendants from completing the Merger, rescission of any consummated transaction, unspecified amounts in damages and attorneys’ fees. The Company believes this lawsuit is wholly without merit, and intends to vigorously defend against it.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REACHLOCAL, INC.

By:	/s/ Sharon Rowlands
Name:	Sharon Rowlands
Title:	Chief Executive Officer

Dated: August 1, 2016